Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust Conference Call and Webcast Announcement

    CALGARY, Feb. 23 /CNW/ - Penn West Energy Trust is scheduled to release fourth quarter and year-end financial results on Monday, February 26, 2007 after market closing. Following the release of its financial results, Penn
West will conduct a conference call as outlined below:

    <<
    Date:     Tuesday, February 27, 2007

    Time:     9:00 a.m. M.T.

    Call:     800-733-7571 Toll Free North America
              416-644-3423 Toronto Area

    Replay:   877-289-8525, passcode 21216568 followed by the pound key
              416-640-1917, passcode 21216568 followed by the pound key
              (recording available to March 7, 2007)

    Webcast:
    http://www.newswire.ca/webcast/viewEvent.cgi?eventID(equal sign)1707200
    >>

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:01e 23-FEB-07